

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

<u>Via E-mail</u>
Jaime Alberto Velásquez Botero
Chief Financial Officer
Bancolombia S.A.
Carrera 48 #26-85, Avenida Los Industriales
Medellín, Colombia

> **Re:** **Bancolombia S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 18, 2012**
> **File No. 001-32535**

Dear Mr. Velásquez Botero:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Supervision and Regulation, page 35</u>
<u>Mandatory Investments, page 40</u>

1. We note your disclosure that Central Bank regulations require you to make mandatory investments in securities issued by Finagro. Please tell us and disclose in future filings how the investment amount is determined and explain the restrictions associated with this investment.

Summary of Loan Loss Experience, page 69

Potential Problem Loans, page 73

2. We note your disclosure regarding potential problem loans. Please revise your disclosure in future filings to identify which risk category (e.g. "B" Subnormal, etc.) your potential problem loans fall within. In addition, if you experience significant increases or decreases in your potential problem loans between reporting periods, consider revising your future filings to include a rollforward of activity and separately identify the transfers in, transfers out due to impairment status, loans sold, loans repaid in full, loans modified and no longer deemed a potential problem loan, as well as any other material transfer category.

Note 31 – Differences between Colombian Accounting Principles for Banks and U.S. GAAP, page F-62

e) Allowance for loan losses, financial leases, foreclosed assets and other receivables, page F-73

3. We note that you have not included disclosures related to troubled debt restructurings in your financial statements as required by Accounting Standards Update No. 2010-20, "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". Please include these disclosures in your future filings.

i) Investment securities and derivatives, page F-84

Fair value adjustment on trading and available for sale investment securities, page F-85

4. We note your disclosure that under Colombian GAAP some debt securities classified as either trading or available for sale are not recognized at fair value, but are recognized at amortized cost using a discounted cash flow methodology. Please tell us the securities that are not recognized at fair value under Colombian GAAP, and how the discounted cash flow methodology used differs from the guidance in ASC 820. Also tell us, for those specific securities, the fair value methodology used under U.S. GAAP.

Fair value adjustment on derivatives instruments, page F-87

5. We note your disclosure for day one fair value of a swap instrument under Colombian GAAP the amount of premium paid or received is deferred and amortized on a straight line basis; however, under U.S. GAAP, all changes in the fair value of trading derivatives are recognized in the Statement of Operations. We also noted from your disclosure on page F-26 that premiums received or paid on option contracts are deferred and recognized in the statement of operations on a straight line basis during the life of the contract. Please tell us and expand your disclosures in future filings, how these are treated under U.S. GAAP.

t) Estimated Fair Value of Financial Instruments, page F-103

Changes in Level 3 Fair-Value Category, page F-110

6. We note your disclosure in footnote 1 that the transfer for COP 97,636 on derivatives from level 2 to level 3 is primarily linked to the change in the swap position from an asset position to a liability position. Please tell us and expand your disclosure in future filings

to discuss how this change triggered a transfer between fair value categories, and if this is true for all derivative positions, or just specific positions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3872 if you have any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief